FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of February 2013

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine - BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces 2012 Fourth Quarter

and Full Year Results

PARIS, France – February 28th 2013 – CGG (ISIN: 0000120164 – NYSE: CGG) announced today its non-audited fourth quarter 2012 and full year consolidated results. All comparisons are made on a year-on-year basis unless stated otherwise.

Unless stated otherwise, the fourth quarter and full year 2012 results are presented before the $(48) million impact of non-recurring items(1) related to the acquisition of the Fugro Geoscience Division.

•	2012 Revenue at $3.4 billion, up 7%

•	Operating Income increased by 78% at $365 million, a margin of 11%

•	Net Income at $123 million

•	Positive free cash flow generation at $63 million

2012 Key Figures

	2012		2011*
In million $	BEFORE(2)	AFTER(3)
Revenue	3411	3411	3181
EBITDAs	1011	1005	824
Operating Income	365	329	206
Equity from Investees	37	37	16
EBIT**	403	367	222
Net Income	123	91	(14)
Cash Flow from Operation	921	921	790
Free Cash Flow	63	63	94

*	Restated figures
**	EBIT=Operating Income + Equity from Investees contribution to Net Income

CGG CEO, Jean-Georges Malcor commented:

“In 2012, CGG reported a solid performance, with revenues up 7% and operating income up 78%, in line with our objectives of growth and profitability.

The initiatives launched in 2010 as part of our Performance Plan have particularly delivered in 2012. The marine operational performance improved with high availability and production rates while the commercial and technological successes of BroadSeis, StagSeis and Sentinel RD were confirmed reinforcing our leadership in high-end seismic technology. As announced also in the Plan, the Group achieved an ambitious cost monitoring program and reduced the G&A’s expenses.

In a recovering market and fuelled by the positive impact of our plans we achieved a Group operating margin of 11%. Sercel delivered a high profitability despite a moderate market growth particularly in marine. Land and Marine contracts divisions were back to profit and our Processing, Imaging & Reservoir division increased significantly its top line and achieved an excellent operational performance. As announced early January, multi-client after-sales were lower than expected due in particular to the delay of the licensing rounds in Brazil. Finally, the acquisition completed in just four months of the Geoscience division of Fugro and the closing of the Seabed Geosolutions Joint-Venture diversify and strengthen our business profile towards Geology and Reservoir and represents a significant step forward in the transformation of our Group into a fully integrated Geosciences company.

(1)	These $48 million include $18 million of fees related to the operation and its financing and $30 million of impairment of goodwill linked to the brand Veritas.
(2)	Before the impact of non-recurring items related to the acquisition of Fugro Geoscience Division
(3)	After the impact of non-recurring items related to the acquisition of Fugro Geoscience Division

The growing needs of our clients for exploration in always more complex geology, for conventional and unconventional reservoir characterization and more broadly for Geoscience solutions are strong indicators of a promising 2013 market and beyond.

In this context and with a stronger portfolio of businesses, we will accelerate CGG’s transformation in 2013, to become the partner of choice for our clients with our new assets and technologies base while actively managing our balance sheet.

The CGG Group, ideally positioned on three pillar divisions, Equipment, Acquisition, and GGR (Geology, Geophysics & Reservoir), will accelerate its profitability in 2013 through revenues increase of nearly 25% year on year.”

Fourth Quarter 2012 Results:

•	Group revenue was $938 million, up 4% compared to fourth quarter 2011 and up 10% sequentially.

•	Group operating income was $113 million, up 61% and stable sequentially. Group margin was 12%:

•	Sercel operating income was $81 million, a margin of 28%.

•

Strong improvement in Services operating income at $58 million with a 8% margin. The excellent operational performance of Processing, Imaging & Reservoir activity and the good operational efficiency of the Marine contract activity offset the low level of multi-client after-sales.

•	The contribution from equity investees was $11 million. This is mainly due to the strong performance of Argas.

•	Earnings Before Interest Tax Depreciation and Amortization (EBITDAs) was $294 million, up 8% year-on-year and up 6% sequentially.

•	Earnings Before Interest & Tax (EBIT) was $124 million compared to $77 million in the fourth quarter 2011. The EBIT margin was 13%.

•

Before the net impact of non-recurring items, Net Income was a gain of $45 million compared to a gain of $20 million in the fourth quarter 2011. It was a gain of $13 million after the impact of non-recurring items.

•	Cash flow from operations was $454 million, up 43% year-on-year.

•	Industrial Capex (including $8 million R&D capex) represented $79 million this quarter, down 30% year-on-year.

•	Multi-Client Cash Capex reached $81 million with 24% of the fleet being dedicated to multi-client programs.

•	After capital expenditure and financial costs, free cash flow was positive at $238 million, up 133% year-on-year.

•	Backlog was at $1.240 billion at the end of December 2012; in Services at $1.080 billion and in Sercel at $160 million.

Fourth Quarter 2012 Key Figures

	2012		2011*
In million $	BEFORE(2)	AFTER(3)
Revenue	938	938	905
EBITDAs	294	287	272
Operating Income	113	76	70
Equity from Investees	11	11	7
EBIT**	124	88	77
Net Income	45	13	20
Cash Flow from Operation	454	454	317
Free Cash Flow	238	238	102

*	Restated figures
**	EBIT=Operating Income + Equity from Investees contribution to Net Income

Full Year 2012 Results:

•	Group revenue was $3.4 billion, up 7% year-on-year as well as in Services and up 5% in Sercel.

•	Group operating income was $365 million. Group operating margin was 11%:

•	Sercel operating income was $380 million, a 32% margin, driven by high level of land equipment sales in 2012.

•

Services operating income increased significantly to $131 million, a 5% margin, due to operational efficiency improvement of our vessels, marine price increase in the second half of the year and excellent operational performance of the Processing, Imaging & Reservoir activity.

•	The contribution from equity investees was at $37 million, a record performance. This is mainly due to the strong performance of Argas.

•	Earnings Before Interest Tax Depreciation and Amortization (EBITDAs) was $1.011 billion, up 23% year-on-year.

•	Earnings Before Interest & Tax (EBIT) was $403 million compared to $222 million and the EBIT margin was 12%.

•	Before the net impact of non-recurring items, Net Income was $123 million compared to a loss of $14 million in 2011. It was $91 million after the impact of non-recurring items.

•	Cash flow from operations was $921 million, up 17% year-on-year.

•	Industrial Capex (including $29 million R&D capex) represented $374 million, down 6% year-on-year.

•	Multi-Client Cash Capex reached $364 million, up 79% year-on-year.

•	After capital expenditure and financial costs, free cash flow was positive at $63 million, down 33% year-on-year.

Post-closing Events:

•

Finalization of the acquisition of Fugro Geoscience Division which joins the Group CGG on the 31st of January 2013 and creation of the Seabed Geosolutions Joint-Venture. The net cost of the transaction amounts to €975 million. $18 million of non-recurring fees related to this operation and its financing were recorded in 2012.

•	On January 28th, CGGVeritas changed its brand name to CGG leading to a $30 million of impairment of goodwill linked to the brand Veritas.

•	On February 21st, CGG sold on the OSE its remaining 10% stake within Spectrum.

2013 Outlook :

With Exploration and Production spending expected to increase high single digit, sustained by new frontier areas exploration in complex geology, market conditions should remain favorable.

Market demand for seismic data is changing as clients are looking at geoscience data in new ways and expect higher technological content as well as more precise information. Clients want to optimize field appraisal, extract very early in the cycle detailed reservoir properties to be able to predict stress and fractures to ensure safe and predictable drilling and completion operations.

Geology, Geophysics and Reservoirs our new and strengthened businesses are becoming more crucial in our client organizations.

Overall demand for seismic and more globally for geoscience is expected to remain solid driven by exploration of new frontiers areas such Barents Sea, Arctic, Angola, Gulf of Bengal and East Africa… and tendering activity for marine contracts is increasing. High licensing round activity is also expected in 2013 across the globe including recent Brazil announcement for May and November.

•

In Equipment after years of strong growth, market is stabilizing. Land is still driven by the launch of new high channel counts mega crews. Marine will benefit from an active replacement market offsetting the limited increase in marine supply.

•	The Marine acquisition market remains solid with increasing demand for Broadband technologies and the increase in 3D high-end marine supply is limited and predictable.

•

In Land acquisition the split is accelerating between a low end commodity market and a high-end long term seismic added-value business more oriented towards complex exploration and reservoir optimization.

•

Geology, Geophysics and Reservoir markets are growing driven by higher volume of data acquired, increasing resolution, better technological content and sophisticated algorithms to better understand and characterize complex geologies. This should drive more reservoir services and solutions as well as more intelligent data storage.

•	Multi-client will be driven by new frontiers exploration and high licensing activity, especially in Brazil where new licensing rounds have just been announced.

Delivering the Transformation of the new CGG

In 2013 to reinforce its growth and create value both for its clients and shareholders, CGG will focus on the three following strategic axes for delivering its transformation:

Building the new CGG

•

With a new organization in place and an Integration Plan on tracks, the new CGG should be fully operational by the end of the first semester. Operational performance especially in HSE and a strong focus on cost base remain key priorities.

•

To improve visibility of the financial performance, to improve the understanding of our new business segments and to further externalize value, CGG will report at the three divisions level and at the EBIT level and as soon as Q1 2013.

Being the partner of choice

•

In 2013, CGG will further accelerate the development of new products, new solutions and technologies across all its business segments. In particular, Sercel will this year further strengthen its R&D efforts to launch the next generation of products and confirm the Group technological leadership.

•

Focused on high-end solutions, services and products, CGG wants to become the partner of choice for its clients and further develop strategic partnerships to extend its local presence and portfolio of activities in new country or new markets with high growth potential.

Increasing Return on Capital Employed

•	This transformation will be conducted with the objective of managing the portfolio of assets and businesses of the Group to optimize the capital employed and their return.

•	A strong focus will be put on the cash generation, on the reduction of the cost of debt and on the appropriate financial leverage.

The deployment in 2013 of these strategic actions should allow CGG to:

•	Accelerate its growth with a wider portfolio of integrated activities and reinforced high-end expertise in key regions and markets.

•	Create value for its shareholders through a better valuation of the three business segments and a streamlined financial profile.

•	Create value for its clients and employees by continuing to operate safely and with integrity around the world to deliver a socially responsible and sustainable performance.

In this context, and with multi-clients cash capex in the range of $350-400 million with a prefunding rate above 75% and industrial capex in the range of $350-400 million, CGG is well positioned to achieve its 2013 objectives:

•	Revenue increase of 25%

•	Improved EBIT margin

•	Improved Return on Capital Employed

Fourth Quarter 2012 Financial Results

Fourth Quarter 2012 Key Figures

	Third Quarter 2012	Fourth Quarter 2012		Fourth Quarter 2011*
In million $		BEFORE(1)	AFTER(2)
Group Revenue	855	938	938	905
Sercel	283	288	288	326
Services	634	692	692	632
Group Operating Income	114	113	76	70
Margin	13%	12%	8%	8%
Sercel	93	81	81	97
Margin	33%	28%	28%	30%
Services	62	58	58	11
Margin	10%	8%	8%	2%
Equity from Investees	13	11	11	7
EBIT**	127	124	88	77
Net Income	48	45	13	20
Margin	6%	5%	1%	2%

Revenue

Group Revenue was up 4% year-on-year and up 10% sequentially. Revenue was up 10% in Services and down 11% in Sercel year-on-year.

In million $	Third Quarter	Fourth Quarter
	2012	2012	2011*
Group Revenue	855	938	905
Sercel	283	288	326
Services	634	692	632
Eliminations	(62)	(43)	(53)
Marine contract	257	275	245
Land contract	138	126	64
Processing	123	136	124
Multi-client	117	155	199
MC marine	52	138	160
MC land	64	17	40

*	Restated figures
**	EBIT=Operating Income + Equity from Investees contribution to Net Income
(1)	Before the impact of non-recurring items related to the acquisition of Fugro Geoscience Division
(2)	After the impact of non-recurring items related to the acquisition of Fugro Geoscience Division

Sercel

Total revenue was down 11% year-on-year and up 2% sequentially. Sercel particularly benefited from a high level of land equipment deliveries this quarter. Internal sales were at $43 million representing 15% of total sales.

Services

Revenue was up 10% year-on-year and up 9% sequentially. The strong marine operational performance, a more favorable seasonality in land and a record activity in Processing, Imaging & Reservoir offset a lower than expected level of multi-client sales.

•

Marine contract revenue was up 12% year-on-year and up 7% sequentially. This quarter was characterized by continued improvement in our marine operating performance with our vessel availability and production rate[2] respectively at 93% and 89%. On average 4 vessels worked on multi-client projects during the quarter. By the beginning of Q4, all our 3D vessels operating in the North Sea left the area. Ten vessels operated on contract including two vessels in the Black Sea, one in West Africa, three in Asia Pacific and four in North and Latin America.

•

Land contract revenue was up 97% year-on-year compared to a very low quarter last year and was down 8% sequentially. This quarter 20 crews were on operation, including 9 in North America. Our operations in North Africa were slowed down and on stand-by temporary and should resume as soon as safety conditions will be restored. Our crew in Oman received HSE gold award from PDO for outstanding HSE performance.

•

Processing, Imaging & Reservoir revenue was up 10% year-on-year and reached a record performance of $136 million, up 11% sequentially thanks to a strong order intake and an effective alignment of operations in the main processing centers but also in the smaller ones. Thanks to a good management of the operating expenses, Processing, Imaging and Reservoir achieved a high profitability level this quarter.

•

Multi-client revenue was down 22% year-on-year and up 33% sequentially. The prefunding revenue increased to $87 million this quarter, due to the catching-up of some clients’ formal commitments which had been postponed during several quarters. Prefunding rate reached 108% this quarter, a high level mainly due to the prefunding of Petrobras for our survey located in the North of Santos basin. This quarter, the after-sales revenues were lower than expected, down to $68 million. This is particularly due to the Brazilian marine after-sales market where significant sales projects could not be finalized in 2012 as uncertainties remained on the future blocks that will be part of the next licensing round in 2013. With a depreciation rate averaging 66%, this quarter, the Net Book Value at the end of December 2012 totaled $604 million compared to $613 million at the end of September 2012.

•

Marine multi-client was down 13% year-on-year at $138 million. Prefunding revenue was $81 million and after-sales were $57 million. Capex was $74 million and was concentrated on Gulf of Mexico with the IBALT program and offshore Angola. Prefunding rate was 111% this quarter. With a depreciation rate at 64% this quarter, the Net Book Value at the end of December 2012 totaled at $474 million.

•

Land multi-client was down 58% year-on-year at $17 million. Prefunding revenue was $5 million and after-sales were $11 million. Capex was $7 million and was dedicated to the continuation of our Marcellus program. Prefunding rate was 75% this quarter with a depreciation rate at 85%, the Net Book Value at the end of December 2012 stood at $130 million.

Group EBITDAs was $294 million, up 8% year-on-year and up 6% sequentially. EBITDAs margin was 31%.

	Third Quarter 2012	Fourth Quarter 2012		Fourth Quarter 2011*
In million $		BEFORE(1)	AFTER(2)
Group EBITDAs	278	294	287	272
Margin	32%	31%	31%	30%
Sercel	105	93	93	110
Margin	37%	32%	32%	34%
Services	210	224	224	199
Margin	33%	32%	32%	31%

Before the impact of non-recurring items, Group Operating Income was $113 million, up 61% year-on-year and stable sequentially. Group Operating margin was 12%.

	Third Quarter 2012	Fourth Quarter 2012		Fourth Quarter 2011*
In million $		BEFORE(1)	AFTER(2)
Group Operating Income	114	113	76	70
Margin	13%	12%	8%	8%
Sercel	93	81	81	97
Margin	33%	28%	28%	30%
Services	62	58	58	11
Margin	10%	8%	8%	2%

Income from Equity Investments was $11 million compared to $7 million in the fourth quarter 2011, mainly related to Argas.

EBIT (Operating Income + Equity Investments contribution to net income) was $124 million, up 61% year-on-year. After the impact of non-recurring items, EBIT was $88 million.

Financial Charges were $50 million:

•	Cost of Debt was $41 million, while the total amount of interest paid during the quarter was $57 million.

•	Other financial items were negative at $9 million due to the unfavorable impact of currency variations.

*	Restated figures
**	EBIT=Operating Income + Equity from Investees contribution to Net Income
(1)	Before the impact of non-recurring items related to the acquisition of Fugro Geoscience Division
(2)	After the impact of non-recurring items related to the acquisition of Fugro Geoscience Division

Taxes were $29 million.

	Fourth Quarter 2012
In million $	BEFORE(1)	AFTER(2)
Financial charges	50	62
Cost of the debt	41	41
Other Financial Items	9	21
Taxes	29	12

Before the impact of non-recurring items, Group Net Income was $45 million, compared to $20 million in the fourth quarter 2011.

After the impact of non-recurring items, Group Net Income was a gain of $13 million.

Before the impact of non-recurring items and after the impact of minority interests of $4 million/€3 million, Net Income attributable to the owners of CGG was at $40 million/€31 million. EPS was positive at €0.18 per ordinary share and positive at $0.24 per ADS.

After the impact of non-recurring items and of minority interests of $4 million/€3 million, Net Income attributable to the owners of CGG was a gain of $9 million/€7 million. EPS was positive at €0.04 per ordinary share and negative at $0.05 per ADS.

Cash-Flow

Cash-Flow from operations was at $454 million compared to $317 million in the fourth quarter 2011.

Global Capex was $160 million this quarter, down 3% year-on-year.

•	Industrial capex was $71 million this quarter, down 35% year-on-year.

•	Research & Development capex was $8 million.

•	Multi-client cash capex was $81 million, up 55% year-on-year, with a prefunding rate at 108% this quarter.

In million $	Third Quarter	Fourth Quarter
	2012	2012	2011*
Capex	196	160	166
Industrial	63	71	109
R&D capex	7	8	5
Multi-client Cash	126	81	52
Marine MC	87	74	29
Land MC	39	7	23

*	Restated figures
**	EBIT=Operating Income + Equity from Investees contribution to Net Income
(1)	Before the impact of non-recurring items related to the acquisition of Fugro Geoscience Division
(2)	After the impact of non-recurring items related to the acquisition of Fugro Geoscience Division

Free Cash Flow

After interests expenses paid during the quarter and Capex, free cash flow was positive at $238 million compared to a positive free cash flow of $102 million in the fourth quarter 2011.

Fourth Quarter 2012 Comparisons with Fourth Quarter 2011

Consolidated Income Statement	Third Quarter 2012	Fourth Quarter 2012		Fourth Quarter 2011*
In million $		BEFORE(1)	AFTER(2)
Exchange rate euro/dollar	1.249	1.297	1.297	1.364
Operating Revenue	855.0	937.9	937.9	904.9
Sercel	282.9	288.4	288.4	325.6
Services	633.9	692.4	692.4	632.1
Elimination	(61.8)	(43.0)	(43.0)	(52.8)
Gross Profit	195.1	217.2	217.2	176.2
Operating Income	114.3	112.7	76.4	69.9
Sercel	92.5	80.7	80.7	97.2
Services	61.6	57.8	57.8	10.8

Corporate and Elimination	(39.8)	(25.8)	(62.1)	(38.1)
Net Financial Costs	(38.3)	(50.2)	(62.2)	(27.7)
Income Tax	(41.0)	(28.9)	(11.8)	(25.5)
Deferred Tax on Currency Translation	0.2	(0.2)	(0.2)	(3.2)
Income from Equity Investments	12.6	11.1	11.1	6.9
EBIT	126.9	123.9	87.6	76.8
Net Income	47.8	44.5	13.3	20.4
Earnings per share in €	0.22	0.18	0.04	0.08
Earnings per share in $	0.28	0.24	0.05	0.10
EBITDAs	277.5	293.5	287.2	271.7
Sercel	104.6	92.5	92.5	110.0
Services	210.1	224.1	224.1	198.6
Industrial Capex (including R&D capex)	70.1	79.2	79.2	113.6
Mutli-client Cash Capex	125.7	80.7	80.7	52.0

*	Restated figures
**	EBIT=Operating Income + Equity from Investees contribution to Net Income
(1)	Before the impact of non-recurring items related to the acquisition of Fugro Geoscience Division
(2)	After the impact of non-recurring items related to the acquisition of Fugro Geoscience Division

2012 Financial Results

Group Revenue

Group revenue was $3.4 billion up 7% year-on-year. Services revenue was up 7% and Sercel revenue was up 5%.

In million $	Full Year
	2012	2011*
Group	3411	3181
Sercel	1204	1142
Services	2457	2289
Eliminations	(251)	(251)
Marine contract	1009	977
Land contract	498	373
Processing	478	443
Multi-client	472	497
Marine MC	329	365
Land MC	143	132

Sercel

Sercel sales were up 5% year-on-year, driven by high level of land equipment sales, up 14% year-on-year. The integration of GRC reached its objectives. Internal sales represented 21% of total sales.

Services

Revenue was up 7% year-on-year due to a better fleet operational performance, a sustained activity in Processing and Reservoir and an increase in multi-client revenue in line with the increase in multi-client cash capex. The revenue related to the land SWOBS activity transferred to the Geosolutions JV amounted to $145 million.

Group EBITDAs was $1.011 billion, up 23% year-on-year with a 30% margin.

	Full Year 2012		Full Year 2011*
In million $	BEFORE(1)	AFTER(2)
Group EBITDAs	1011	1005	824
Margin	30%	29%	26%
Sercel	427	427	408
Margin	35%	35%	36%
Services	721	721	567
Margin	29%	29%	25%

*	Restated figures
(1)	Before the impact of non-recurring items related to the acquisition of Fugro Geoscience Division
(2)	After the impact of non-recurring items related to the acquisition of Fugro Geoscience Division

Before the impact of non-recurring items, Group Operating Income was $365 million, up 78% year-on-year. Operating margin was 11%.

•	Sercel operating income was $380 million, a 32% margin, driven by high level of land equipment sales in 2012.

•

Services operating income increased significantly to $131 million, a 5% margin due to operational efficiency improvement of our vessels, marine price increase in the second half of the year and excellent operational performance of the Processing, Imaging & Reservoir activity. In 2012, the depreciation rate of our multi-client data library averaged 72% with 86% in land and 66% in marine.

	Full Year 2012		Full Year 2011*
In million $	BEFORE(1)	AFTER(2)
Group Operating Income	365	329	206
Margin	11%	10%	6%
Sercel	380	380	354
Margin	32%	32%	31%
Services	131	131	9
Margin	5%	5%	0%

Income from Equity Investments was at $37 million, a record performance, compared to $16 million in 2011. This performance was mainly related to Argas.

EBIT (Operating Income + Equity Investments contribution to net income) was $403 million, up 82% year-on-year. After the impact of non-recurring items, EBIT was $367 million.

Financial charges were $164 million:

•	Cost of debt was $157 million, while the total amount of interest paid during the year was $125 million.

•	Other financial items were negative at $8 million due to the unfavorable impact of currency variations.

Taxes were $116 million.

	2012
In million $	BEFORE(1)	AFTER(2)
Financial charges	164	176
Cost of debt	157	157
Other financial items	8	20

Taxes	116	99

*	Restated figures
(1)	Before the impact of non-recurring items related to the acquisition of Fugro Geoscience Division
(2)	After the impact of non-recurring items related to the acquisition of Fugro Geoscience Division

Before the impact of non-recurring items, Group Net Income was at $123 million, compared to a loss of $14 million in 2011.

After the impact of non-recurring items, Group Net Income was at $91 million.

Before the impact of non-recurring items and after the impact of minority interests of $17 million/€13 million, Net Income attributable to the owners of CGG was at $105 million/€81 million. EPS was positive at €0.50 per ordinary share and positive at $0.65 per ADS.

After the impact of non-recurring items and of minority interests of $17 million/€13 million, Net Income attributable to the owners of CGG was at $74 million/€58 million. EPS was positive at €0.36 per ordinary share and positive at $0.46 per ADS.

Cash-Flow

Cash Flow from Operations was $921 million, up 17% year-on-year.

Capex

Global Capex was $737 million, up 23% year-on-year.

•	Industrial Capex was $345 million, down 8% year-on-year.

•	Research & Development capex was $29 million, up 27%.

•

Multi-client Cash Capex was $364 million, up 79% with a prefunding rate of 72% in 2012 and slightly superior to our objective. Marine multi-client cash prefunding rate was 62% and land multi-client cash prefunding rate was 96%.

In million $	Full Year
	2012	2011*
Capex	737	600
Industrial	345	374
R&D	29	23
Multi-client Cash	364	203
Marine MC	252	78
Land MC	112	125

*	Restated figures

Free Cash Flow

After interests expenses paid during the quarter and Capex, free cash flow was positive at $63 million down 33% year-on-year.

Balance Sheet

Net Debt to Equity Ratio:

After the issuance of the convertible bond last November, to partially finance the acquisition of Fugro Geoscience Division, Group gross debt was $2.305 billion at the end of December 2012.

With $1.520 billion in available cash, including $993 million from the financing of the Fugro transaction ($524 million related to the right issue in October 2012 and $469 million related to the convertible bond in November 2012), net debt was $785 million at the end of December 2012, compared to $1.411 billion at the end of December 2011. Net debt to equity ratio at the end of December 2012 was 17%.

Not including the impact of the Fugro transaction financing, net debt would have amounted to $1.410 billion at the end of December 2012 with a net debt to equity ratio of 36%, stable year-on-year.

On a pro-forma basis, including all the elements related to the Fugro transaction, in particular the €975 million net cost of transaction before fees, the pro-forma Group net debt at the end of 2012 would have been $2.105 billion for a net debt to equity ratio at 47%.

In million $	2012	2011
Net Debt	785	1411
Net debt to equity ratio	17%	37%
Net Debt / EBITDAs ratio	0.8	1.7
Net Debt (without the financing of the acquisition of Fugro Geoscience Division)	1410	1411
Net debt to equity ratio	36%	37%
Net Debt / EBITDAs ratio	1.4	1.7
Pro-forma 2012 Net Debt	2105	1411
Net debt to equity ratio	47%	37%

2012 Comparisons with 2011

Consolidated Income Statements	YTD 2012		YTD 2011*
In million $	BEFORE(1)	AFTER(2)
Exchange rate euro/dollar	1.290	1.290	1.403
Operating Revenue	3410.5	3410.5	3180.9
Sercel	1204.3	1204.3	1142.0
Services	2456.8	2456.8	2289.5
Elimination	(250.6)	(250.6)	(250.6)
Gross Margin	728.7	728.7	534.8
Operating Income	365.4	329.1	205.5
Sercel	380.4	380.4	354.0
Services	131.0	131.0	8.5
Corporate and Elimination	(146.0)	(182.3)	(157.0)
Net Financial Costs	(164.4)	(176.4)	(173.7)
Income Taxes	(115.8)	(98.7)	(57.9)
Deferred Tax on Currency Translation	0.0	0.0	(4.6)
Equity from Investments	37.4	37.4	16.4
EBIT	402.9	366.6	221.9
Net Income	122.6	91.4	(14.3)
Earnings per share in €	0.50	0.36	(0.13)
Earnings per share in $	0.65	0.46	(0.18)
EBITDAs	1011.0	1004.7	824.4
Sercel	426.5	426.5	407.6
Services	721.0	721.0	567.1
Industrial Capex (including R&D capex)	373.5	373.5	396.8
Multi-client Cash Capex	363.8	363.8	203.2

*	Restated figures
(1)	Before the impact of non-recurring items related to the acquisition of Fugro Geoscience Division
(2)	After the impact of non-recurring items related to the acquisition of Fugro Geoscience Division

Other Information

•	Jean-Georges Malcor, CEO, will comment on the results today, February 28, 2013 during a public presentation at 9:30 AM – at the Academie Diplomatique Internationale – 4 bis avenue Hoche – PARIS 8ème.

•	An English language conference call is scheduled today February 28, 2013 at 3:00 PM (Paris time) – 2:00 PM (London time) – 8:00 AM (US CT) – 9:00 AM (US ET).

To take part in the English language conference, simply dial five to ten minutes prior to the scheduled start time.

- US Toll-Free	1-877-317-6789

- International call-in	1-412-317-6789

- Replay	1-877-344-7529 & 1-412-317-0088

Conference number: 10024646

You will be connected to the conference: “CGG Q4 & Full Year 2012 results”.

•	Copies of the presentation are posted on the Company website www.cgg.com and can be downloaded.

•	The conference call will be broadcast live on the CGG website www.cgg.com and a replay will be available for two weeks thereafter.

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs 10,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts:

Investor Relations	Group Communications
Christophe Barnini	Antoine Lefort
Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cgg.com	E-Mail: media.relations@cgg.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

Compagnie Générale de Géophysique

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

	Twelve months ended December 31,
	2012	2011(restated)
Amounts in millions of U.S.$, except per share data or unless indicated

Operating revenues	3,410.5	3,180.9
Other income from ordinary activities	3.6	3.3
Total income from ordinary activities	3,414.1	3,184.2
Cost of operations	(2,685.4)	(2,649.4)
Gross profit	728.7	534.8
Research and development expenses, net	(92.8)	(77.0)
Marketing and selling expenses	(96.0)	(83.1)
General and administrative expenses	(184.1)	(203.5)
Other revenues (expenses), net	(26.7)	34.3
Operating income	329.1	205.5
Expenses related to financial debt	(159.0)	(177.2)
Income provided by cash and cash equivalents	2.3	2.7
Cost of financial debt, net	(156.7)	(174.5)
Other financial income (loss)	(19.7)	0.8
Income (loss) of consolidated companies before income taxes	152.7	31.8
Deferred taxes on currency translation	—	(4.6)
Other income taxes	(98.7)	(57.9)
Total income taxes	(98.7)	(62.5)
Net income (loss) from consolidated companies	54.0	(30.7)
Share of income (loss) in companies accounted for under equity method	37.4	16.4
Net income (loss)	91.4	(14.3)
Attributable to :
Owners of CGG	$74.2	(28.2)
Owners of CGG (1)	€57.5	(20.1)
Non-controlling interests	$17.2	13.9

Weighted average number of shares outstanding	162,077,608	158,571,323
Dilutive potential shares from stock-options	827,902	(2)
Dilutive potential shares from performance share plan	503,932	(2)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive	163,409,442	158,571,323
Net income (loss) per share
Basic	$0.46	(0.18)
Basic	€0.36	(0.13)
Diluted	$0.46	(0.18)
Diluted	€0.36	(0.13)

(1)	Converted at the average exchange rate of U.S.$1.2900 and U.S.$1.4035 per € for the periods ended December 31, 2012 and 2011, respectively.
(2)	As our net result was a loss, stock-options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.
(3)	Convertible bonds had an accretive effect (increase of our earning per share); as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended December 31,
	2012	2011(restated)
Amounts in millions of U.S.$, except per share data or unless indicated

Operating revenues	937.9	904.9
Other income from ordinary activities	0.9	0.9
Total income from ordinary activities	938.8	905.8
Cost of operations	(721.6)	(729.6)
Gross profit	217.2	176.2
Research and development expenses, net	(27.4)	(21.5)
Marketing and selling expenses	(27.3)	(24.7)
General and administrative expenses	(46.6)	(62.1)
Other revenues (expenses), net	(39.5)	2.0
Operating income	76.4	69.9
Expenses related to financial debt	(41.5)	(40.3)
Income provided by cash and cash equivalents	0.3	0.9
Cost of financial debt, net	(41.2)	(39.4)
Other financial income (loss)	(21.0)	11.7
Income (loss) of consolidated companies before income taxes	14.2	42.2
Deferred taxes on currency translation	(0.2)	(3.2)
Other income taxes	(11.8)	(25.5)
Total income taxes	(12.0)	(28.7)
Net income (loss) from consolidated companies	2.2	13.5
Share of income (loss) in companies accounted for under equity method	11.1	6.9
Net income (loss)	13.3	20.4
Attributable to :
Owners of CGGVeritas	$9.3	16.7
Owners of CGGVeritas(1)	€7.1	11.6
Non-controlling interests	$4.0	3.7

Weighted average number of shares outstanding	172,012,492	158,665,347
Dilutive potential shares from stock-options	940,454	(2)
Dilutive potential shares from performance share plan	503,932	(2)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive	173,456,878	158,665,347
Net income (loss) per share
Basic	$0.05	0.10
Basic	€0.04	0.08
Diluted	$0.05	0.10
Diluted	€0.04	0.08

(1)	Corresponding to the full year amount in euros less the three quarter amount in euros.
(2)	Stock-options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted earning per share.
(3)	Convertible bonds had an accretive effect (increase of our earning per share); as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.

Analysis by operating segment

	Twelve months ended December 31,
	2012					2011 (restated)
In millions of U.S.$	Services	Equipment	Eliminations and Adjustments		Consolidated Total	Services	Equipment	Elimations and Adjustments		Consolidated Total

Revenues from unaffiliated customers	2,456.8	953.7	—		3,410.5	2,289.5	891.4	—		3,180.9
Inter-segment revenues	1.5	250.6	(252.1)		—	1.5	250.6	(252.1)		—
Operating revenues	2,458.3	1,204.3	(252.1)		3,410.5	2,291.0	1,142.0	(252.1)		3,180.9

Depreciation and amortization (excluding multi-clients survey)	(294.7)	(43.3)	(30.0)		(368.0)	(294.3)	(51.1)	1.7		(343.7)
Depreciation and amortization of multi-client surveys	(340.9)	—	—		(340.9)	(285.3)	—	—		(285.3)

Operating income	131.0	380.4	(182.3	)(a)	329.1	8.5	354.0	(157.0	)(a)	205.5

Share of income in companies accounted for under equity method(b)	37.4	—	—		37.4	16.4	—	—		16.4

Capital expenditures (excluding multi-client surveys)(c)	329.4	44.1	—		373.5	369.7	27.1	—		396.8

Investments in multi-clients survey	418.0	—	—		418.0	229.0	—	—		229.0

Investment in companies under equity method	21.7	—	—		21.7	36.1	—	—		36.1

(a)	Includes general corporate expenses of U.S.$53.8 million and U.S.$57.4 million for the twelve months ended December 31, 2012 and 2011, respectively and an impairment loss of U.S.$30 million related to the Veritas trade name.
(b)	Of which U.S $49.2 million and U.S $17.4 million relate to operational results for the twelve months ended December 31, 2012 and 2011, respectively.
(c)	Includes (i) equipment acquired under finance leases of U.S.$2.8 million and U.S.$29.1 million for the twelve months ended December 31, 2012 and 2011 respectively (ii) capitalized development costs of U.S.$19.4 million and U.S.$18.0 million for the twelve months ended December 31, 2012 and 2011, respectively, in the Services segment (iii) capitalized development costs of U.S.$9.7 million and U.S.$5.0 million for the twelve months ended December 31, 2012 and 2011, respectively, in the Equipment segment.

	Three months ended December 31,
	2012					2011 (restated)
In millions of U.S.$	Services	Equipment	Eliminations and Adjustments		Consolidated Total	Services	Equipment	Eliminations and Adjustments		Consolidated Total

Revenues from unaffiliated customers	692.4	245.5	—		937.9	632.1	272.8	—		904.9
Inter-segment revenues	0.9	42.9	(43.8)		—	0.6	52.8	(53.4)		—
Operating revenues	693.3	288.4	(43.8)		937.9	632.7	325.6	(53.4)		904.9

Depreciation and amortization (excluding multi-clients survey)	(74.2)	(11.2)	(30.0)		(115.4)	(74.5)	(13.7)	1.7		(86.5)
Depreciation and amortization of multi-client surveys	(103.4)	—	—		(103.4)	(123.3)	—	—		(123.3)

Operating income	57.8	80.7	(62.1	)(a)	76.4	10.8	97.2	(38.1	)(a)	69.9

Share of income in companies accounted for under equity method(b)	11.1	—	—		11.1	6.9	—	—		6.9

Capital expenditures (excluding multi-client surveys)(c)	56.2	23.0	—		79.2	102.3	11.3	—		113.6

Investments in multi-clients survey	94.3	—	—		94.3	64.4	—	—		64.4

(a)	Includes general corporate expenses of U.S $13.7 million and U.S $16.3 million for the three months ended December 31, 2012 and 2011, respectively and an impairment loss of U.S $30 million related to the Veritas trade name.
(b)	Of which U.S $12.8 million and U.S.$8.2 million relate to operational results for the three months ended December 31, 2012 and 2011, respectively.
(c)	Includes (i) equipment acquired under finance leases of U.S $13.2 million for the three months ended December 31, 2011 (ii) capitalized development costs of U.S $5.4 million and U.S $4.4 million for the three months ended December 31, 2012 and 2011, respectively, in the Services segment (iii) capitalized development costs of U.S.$2.7 million and U.S.$0.9 million for the three months ended December 31, 2012 and 2011, respectively, in the Equipment segment.

UNAUDITED CONSOLIDATED BALANCE SHEET

	December 31, 2012	December 31, 2011 (restated)
Amounts in millions of U.S.$, unless indicated

ASSETS
Cash and cash equivalents	1,520.2	531.4
Trade accounts and notes receivable, net	888.7	876.0
Inventories and work-in-progress, net	419.2	361.5
Income tax assets	111.7	119.4
Other current assets, net	139.6	157.0
Assets held for sale, net	393.9	64.5
Total current assets	3,473.3	2,109.8
Deferred tax assets	171.4	188.8
Investments and other financial assets, net	53.7	24.7
Investments in companies under equity method	124.5	131.7
Property, plant and equipment, net	1,159.5	1,183.2
Intangible assets, net	934.9	865.1
Goodwill, net	2,415.5	2,688.2
Total non-current assets	4,859.5	5,081.7
TOTAL ASSETS	8,332.8	7,191.5

LIABILITIES AND EQUITY
Bank overdrafts	4.2	6.0
Current portion of financial debt	47.8	64.5
Trade accounts and notes payable	505.5	386.4
Accrued payroll costs	209.9	185.7
Income taxes liability payable	97.0	159.7
Advance billings to customers	36.0	51.0
Provisions – current portion	21.0	34.6
Other current liabilities	300.2	272.3
Total current liabilities	1,221.6	1,160.2
Deferred tax liabilities	111.9	110.8
Provisions – non-current portion	107.6	106.7
Financial debt	2,253.2	1,871.6
Other non-current liabilities	46.6	49.8
Total non-current liabilities	2,519.3	2,138.9
Common stock: 264,568,736 shares authorized and 176,392,225 shares with a €0.40 nominal value issued and outstanding at December 31, 2012 and 151,861,932 at December 31, 2011	92.4	79.8
Additional paid-in capital	3,179.1	2,669.3
Retained earnings	1,203.1	1,161.1
Other reserves	(27.8)	(17.0)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGG	74.2	(28.2)
Cumulative income and expense recognized directly in equity	(7.6)	(11.5)
Cumulative translation adjustment	0.4	(27.6)
Equity attributable to owners of CGG SA	4,493.2	3,805.3
Non-controlling interests	98.7	87.1
Total equity	4,591.9	3,892.4
TOTAL LIABILITIES AND EQUITY	8,332.8	7,191.5

(1)

Effective January 1st, 2012, we changed the presentation currency of our consolidated financial statements from the euro to the U.S. dollar to better reflect the profile of our revenues, costs and cash-flows, which are primarily generated in U.S. dollars, and hence, to better present the financial performance of the Group. As a change in presentation currency is a change of accounting policy, all comparative financial information has been restated into U.S. dollars.

The currency translation adjustment was set to nil as of January 1st, 2004 on transition to IFRS and has been re-presented on the basis that the Group has reported in U.S. dollars since that date.

The functional currency of the parent company remains the euro. The currency translation adjustment resulting from the parent company is presented in other reserves.

Main restatements related to the change in the presentation currency from euro to U.S. dollar are as follows (in millions):

	Historical consolidated financial statements as of Dec.31, 2011 in euros	Historical consolidated financial statements of Dec.31, 2011 converted into U.S. dollars(a)	Restatements(b)	Restated consolidated financial statements as of Dec.31, 2011 to U.S. dollars
Common stock, additional paid-in capital, retained earnings and other	2,883.1	3,730.5	+102.4	3,832.9
Cumulative translation adjustment	55.8	72.2	(99.8)	(27.6)

Equity attributable to owners of CGG	2,938.9	3,802.7	+2.6	3,805.3

a)	Converted at the closing exchange rate of 1.2939 U.S.$ per euro
b)

Differences between historical currency exchange rates and the closing rate of 1.2939 U.S.$ per 1 euro, including U.S.$(17) millions translation adjustments from the parent company presented in other reserves.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Twelve months ended December 31,
Amounts in millions of U.S.$	2012	2011 (restated)
OPERATING
Net income (loss)	91.4	(14.3)
Depreciation and amortization	368.0	343.7
Multi-client surveys depreciation and amortization	340.9	285.3
Depreciation and amortization capitalized to multi-client surveys	(54.2)	(25.8)
Variance on provisions	(18.6)	(20.9)
Stock based compensation expenses	20.9	15.7
Net gain (loss) on disposal of fixed assets	(9.4)	(23.6)
Equity income (loss) of investees	(37.4)	(16.4)
Dividends received from affiliates	48.2	6.9
Other non-cash items	(0.5)	(22.2)
Net cash including net cost of financial debt and income tax	749.3	528.4
Less net cost of financial debt	156.7	174.5
Less income tax expense	98.7	62.5
Net cash excluding net cost of financial debt and income tax	1,004.7	765.4
Income tax paid	(145.1)	(92.3)
Net cash before changes in working capital	859.6	673.1
- change in trade accounts and notes receivables	(49.3)	60.3
- change in inventories and work-in-progress	(46.7)	(14.4)
- change in other current assets	7.1	40.2
- change in trade accounts and notes payable	113.8	(13.4)
- change in other current liabilities	37.8	54.3
Impact of changes in exchange rate on financial items	(1.4)	(10.2)
Net cash provided by operating activities	920.9	789.9
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(368.8)	(365.6)
Investment in multi-client surveys, net cash	(363.8)	(203.2)
Proceeds from disposals of tangible and intangible assets	6.2	21.3
Total net proceeds from financial assets	35.4	13.0
Acquisition of investments, net of cash and cash equivalents acquired	(52.5)	(10.7)
Impact of changes in consolidation scope	—	—
Variation in loans granted	1.7	4.6
Variation in subsidies for capital expenditures	(1.2)	—
Variation in other non-current financial assets	(1.6)	2.1
Net cash used in investing activities	(744.6)	(538.5)
FINANCING
Repayment of long-term debts	(94.8)	(1,186.9)
Total issuance of long-term debts	537.4	1,190.7
Lease repayments	(30.1)	(38.0)
Change in short-term loans	(1.7)	—
Financial expenses paid	(125.2)	(126.9)
Net proceeds from capital increase
- from shareholders	514.8	3.2
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(5.6)	(4.0)
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	794.8	(161.9)
Effects of exchange rates on cash	17.7	(6.9)
Net increase (decrease) in cash and cash equivalents	988.8	82.6
Cash and cash equivalents at beginning of year	531.4	448.8
Cash and cash equivalents at end of period	1,520.2	531.4

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 28th, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP